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                            March 12, 2002



Dear Fellow Quanta Stockholder:

     For those of you who do not know us, UtiliCorp United Inc. is a leading multinational energy solutions provider based in Kansas City. We are an 85-year old company with a proven track record of maximizing stockholder value. We are also the largest stockholder of Quanta Services, Inc. with a 38.6% interest in Quanta. Please take time to learn more about us and our business philosophies and strategies by visiting our website at WWW.UTILICORP.COM.

     As you may know, we have notified Quanta of our intention to propose an alternative slate of directors for election at Quanta's next annual meeting. We believe, given Quanta's disappointing financial performance, that the interests of all stockholders would be better served if our nominees are elected. All of our nominees are experienced business people with a wide range of knowledge and expertise, and three are independent of us and will qualify to serve on Quanta's Audit Committee under applicable New York Stock Exchange standards. Our nominees are fully committed to protecting the interests of all Quanta stockholders by pursuing initiatives that will enhance the value of Quanta's shares.

     In the near future, we will be sharing information with you about our nominees and our definitive plans for increasing stockholder value. Along those lines, we are currently working with our financial advisor, Salomon Smith Barney, to evaluate a full range of options, including actively seeking investors that will advance Quanta's strategy, implementing a stock repurchase program or putting Quanta up for sale. We encourage you to contact our investor relations department at the number set forth below to share your views or suggestions on how to increase the value of your investment in Quanta.

     Recently, Quanta's management has turned up the level of rhetoric, charging us with malicious intentions such as "trying to steal" the company. These accusations are completely unfounded and are simply designed to divert your attention from management's disappointing performance. You can rest assured that we will not engage in similar mudslinging or hyperbole. Instead, our focus will be economic, and we will use our time and resources to develop and present a sound program that will deliver value to all stockholders.

     In a few weeks, we will be sending you proxy materials that will describe the backgrounds of our nominees and the details of our program for enhancing stockholder value. We will also seek your support of our nominees. Please carefully review and consider this information. If you have any questions or comments, please call our investor relations department at 816-527-1409 or Morrow & Co., Inc., our proxy solicitor, at 1-800-607-0088.

     Please note that on March 15, 2002, we intend to change our name to Aquila, Inc. As a result, future communications from us will be under the Aquila name.

     We look forward to working with you.


                                         Very truly yours,



                                         Robert K. Green
                                         President and Chief Executive Officer
                                          of UtiliCorp
                                         Director of Quanta